Northgate Minerals Corporation

Q1

interim report 2011

Bringing Value to the Surface

Northgate Minerals Corporation

Report to Shareholders
Three Months Ended March 31, 2011

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”) and its subsidiaries (together referred to as the “Group”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes, which are presented in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Previously, the Group prepared its consolidated annual and consolidated interim financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). An explanation of the impact of the transition from Canadian GAAP to IFRS on the Group’s consolidated financial statements is provided in note 16 to the accompanying condensed consolidated interim financial statements.

These statements, together with the following discussion and analysis, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate. A cautionary note regarding forward-looking statements follows this MD&A. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The information presented in this MD&A is as of May 9, 2011, unless otherwise stated.

Northgate Minerals Corporation

Executive Overview

Financial Performance

Northgate Minerals Corporation (“Northgate” or the “Corporation”) and its subsidiaries (together referred to as the “Group”) recorded consolidated revenue of $123,027,000 in the first quarter of 2011, compared with $125,278,000 in the same period last year. The net profit was $19,755,000 or $0.03 per diluted share in the first quarter of 2011, compared to $3,887,000 or $0.01 per diluted share for the corresponding quarter of 2010. Adjusted net profit(1) for the first quarter of 2011 was $7,476,000 or $0.02 per diluted share, compared with $6,291,000 or $0.02 per diluted share in the corresponding quarter of 2010. Cash flow from operations, after changes in working capital and other items, was $40,109,000 or $0.12 per diluted share in the first quarter of 2011. Cash flow from operations for the same period last year was $12,052,000 or $0.04 per diluted share. Per share data is based on the weighted average diluted number of shares outstanding of 334,617,292 in the first quarter of 2011 and 292,005,260 in the corresponding quarter of 2010. As of May 9, 2011, the Group had 291,935,994 issued and outstanding common shares and 9,301,200 outstanding common share options.

Health, Safety and Environment

Northgate strives to ensure that the highest health, safety and environmental standards are maintained at all of its operations. During the first quarter of 2011, Northgate’s mines and projects operated in compliance with their permits. The Group recorded six lost-time incidents (“LTIs”). A new health and safety initiative was launched during the quarter to bring the Australian operations and the Young-Davidson project together on a monthly basis to discuss and share safety performance, initiatives and best practices.

Northgate strives to minimize its environmental footprint during the mine-life cycle and believes that responsible environmental management is one of the keys to operational success. As Kemess South is decommissioned, extensive reclamation efforts have been completed in preparation for its final closure, ensuring that the area is reclaimed with the same passion and success demonstrated during its mine-life. To that end, placement of overburden is well underway while the cleanup of stockpile and waste rock bases will commence during the summer months. Construction activity on the spillway recommenced and is scheduled for completion in the fall of 2011. In addition, a detailed pre-closure and post-closure monitoring and reporting program has been developed to ensure that long-term reclamation success is achieved. This program includes evaluating the overall reclamation success, vegetation growth and establishment, continued fish presence and utilization, water quality and long-term stability and safety of the closed site. The program will also allow for adaptive management and development of alternative strategies to achieve our long-term closure goals.

In Australia, the Department of Primary Industries of Victoria continued its review of both Fosterville and Stawell’s Closure Plans during the quarter. Stawell’s review was finalized in late April and resulted in a marginal increase of $255,000 to its bonding requirement. We anticipate that the review for Fosterville’s Closure Plan will be completed during the second quarter of 2011.

(1)

Adjusted net profit is a non-IFRS measure. See section entitled “Non-IFRS Measures” on page 17 in this MD&A.

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Summarized Consolidated Results

	Q1 2011	Q1 2010

Operating Data
Gold
Production (ounces)	51,210	73,362
Sales (ounces)	56,937	75,128
Realized gold price ($/ounce) [1]	1,386	1,128
Copper
Production (thousands pounds)	6,497	9,529
Sales (thousands pounds)	8,998	11,145
Realized copper price ($/pound) [1]	2.77	3.49
Net cash cost ($/ounce)	699	654

Financial Data (Thousands of US dollars, except where noted)
Revenue	123,027	125,278
Net profit	19,755	3,887
Earnings per share
Basic	0.07	0.01
Diluted	0.03	0.01
Cash flow from operations	40,109	12,052
Cash and cash equivalents	308,088	230,306
Total assets	815,415	713,710

1

Commencing in the fourth quarter of 2010, the metal pricing quotational period is three months after the month of ship loading for copper and one month after the month of ship loading for gold produced at Kemess South. Previously, the metal pricing quotational period was three months after the month of arrival (“MAMA”) at the receiving facility for copper and one MAMA for gold produced at Kemess South. Realized prices reported will differ from the average quarterly reference prices, as realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.

Corporate Outlook

First quarter production was highlighted by an excellent performance at Kemess South, as the mine wrapped up with higher gold and copper production than forecast. While production at the Australian mines came in lower than plan, Northgate`s guidance remains the same for the year as both mines are forecasting higher production for the balance of 2011. On the development front, excellent progress is being made at Young-Davidson, as the project remains on schedule and on budget.

As the Kemess South mine came to a close in March, Northgate would like to take this opportunity to thank the dedicated workforce that has been a part of the Northgate-Kemess family since taking ownership of the mine in 2000. The work and commitment of the workforce have been exemplary, transforming the mine into a world-class asset, with production close to 3 million ounces of gold and 700 million pounds of copper. Northgate looks forward to the next stage at the Kemess camp, having recently released an updated resource estimate for the Kemess Underground project and is expecting to complete a Preliminary Assessment by the summer.

2011 Production Forecast

Production for the full year 2011 remains the same as originally forecast.

	Total (ounces)	Forecast 2011 Cash Cost ($/oz) [1]
Fosterville	97,000 – 102,000	$885 – $930
Stawell	86,000 – 91,000	$800 – $850
Kemess (Actual)	14,572	($85)
	195,000 – 205,000	$805 – $845

1	Assuming exchange rates of US$/Cdn$1.00 and US$/A$1.00 for Q2 to Q4 2011.

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Results of Operations

Fosterville Gold Mine

	Q1 2011	Q1 2010

Operating Data
Ore mined (tonnes)	188,906	180,505
Ore milled (tonnes)	161,064	191,663
Ore milled per day (tonnes)	1,770	2,130
Gold
Grade (g/t)	4.96	5.11
Recovery (%)	80	83
Production (ounces)	20,632	26,421
Sales (ounces)	19,137	25,944
Net cash cost ($/ounce)	1,012	679

Financial Data (Thousands of US dollars)
Revenue	26,910	28,880
Cost of sales	24,557	25,657
Profit before income taxes	2,733	731
Cash flow from operations	1,658	5,962
Capital expenditures[1]	9,542	11,112

1	Capital expenditures include plant and equipment acquired through equipment financing.

Operational Performance

Fosterville produced 20,632 ounces of gold during the three months ended March 31, 2011 compared with 26,421 ounces of gold produced in the corresponding quarter of 2010. Production included a monthly record in March, when Fosterville produced just over 11,000 ounces. Loss of bacterial activity within the BIOX® circuit in January negatively impacted mill utilization early in the quarter, but Fosterville continues to forecast annual production consistent with original guidance.

During the quarter, 188,906 tonnes of ore was mined and mine development advanced 2,203 metres (“m”), compared with 180,505 tonnes mined and 2,239 m advanced, respectively, in the corresponding period of 2010. Mine production and development were slightly higher than plan; development towards the Harrier zone continues to progress well and production is on track for the second half of 2011.

During the quarter, 161,064 tonnes of ore was milled at a grade of 4.96 grams per tonne (“g/t”) compared with 191,663 tonnes milled at a grade of 5.11 g/t in the corresponding quarter of 2010. Milled tonnes were lower than plan due to the issues experienced in January with the BIOX® circuit. However, grades were higher than plan as higher-grade stockpile ore was processed during the quarter. Recoveries were lower than plan and came in at 80% during the quarter compared to 83% in the same quarter last year. Lower recoveries in the carbon-in-leach circuit, due to reduced oxidation levels, negatively impacted overall recoveries during the quarter.

Total cash operating costs for the first quarter of 2011 were A$20,759,000 (2010 – A$19,847,000) or A$129 per tonne of ore milled (2010 – A$104). The significant increase in total costs per tonne milled is attributable to the lower mill throughput during the quarter. Costs per tonne milled are expected to be on track with budget as shortfalls from mill throughput in the first quarter will be recovered during the rest of the year. Mining costs were A$67 (2010 – A$61) per tonne of ore mined and milling costs were A$39 (2010 – A$35) per tonne of ore milled.

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The net cash cost of production for the first quarter of 2011 was $1,012 per ounce of gold, which was higher than the $679 per ounce of gold recorded in the same period last year due to an 11% year-over-year increase in the Australian dollar relative to the US dollar and lower gold production for the quarter. For the balance of 2011, cash costs in Australian dollars per ounce are expected to decline relative to costs in the first quarter of the year and both the annual production and cash cost forecast remain unchanged from the original guidance.

Financial Performance

Fosterville’s revenue for the three months ended March 31, 2011 was $26,910,000 based on gold sales of 19,137 ounces, which compares to $28,880,000 and gold sales of 25,944 ounces in the corresponding period of 2010. Lower gold production during the most recent quarter impacted revenues, but were partially offset by stronger gold prices. The cost of sales for the first quarter of 2011 was $24,557,000 (2010 – $25,657,000) including depreciation and depletion expense of $6,157,000 (2010 – $8,155,000). The stronger Australian dollar relative to the US dollar increased the cost of sales during the first quarter of 2011 relative to one year ago. Depreciation and depletion expense, however, was lower due to the lower book value of Fosterville attained after recording an impairment at December 31, 2010. Net profit before income taxes recorded for the period was $2,733,000 compared with $731,000 in the corresponding period of 2010.

Cash flow from operations during the first quarter of 2011 decreased to $1,658,000 compared to $5,962,000 in the corresponding period of 2010 due to lower revenues and higher operating expenses.

Total investment in capital expenditures at Fosterville was $9,542,000, including $7,540,000 for mine development and $1,996,000 for the acquisition of plant and equipment, of which $146,000 were acquired through equipment financing. Capital expenditures in the corresponding period of 2010 were $11,112,000, which included $7,627,000 for mine development and $1,204,000 for plant and equipment, $1,080,000 for tailings dam construction and $1,201,000 for land acquisition.

Exploration expenditures during the quarter were $592,000 compared with $2,349,000 in the corresponding period of 2010. The exploration activity, which had been scheduled for the first quarter, was deferred and is expected to be made up throughout the year.

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Stawell Gold Mine

	Q1 2011	Q1 2010

Operating Data
Ore mined (tonnes)	197,317	196,725
Ore milled (tonnes)	211,349	206,007
Ore milled per day (tonnes)	2,348	2,264
Gold
Grade (g/t)	2.85	3.88
Recovery (%)	83	87
Production (ounces)	16,006	22,238
Sales (ounces)	16,470	21,411
Net cash cost ($/ounce)	1,010	794

Financial Data (Thousands of US dollars)
Revenue	23,114	24,054
Cost of sales	26,397	26,194
Loss before income taxes	(7,262)	(3,185)
Cash flow from operations	4,276	8,545
Capital expenditures[1]	10,990	9,040

1	Capital expenditures include plant and equipment acquired through financing.

Operational Performance

During the first quarter of 2011, the Stawell mine produced 16,006 ounces of gold compared to 22,238 ounces in the corresponding period of last year. Gold production was lower than guidance as head grades were negatively impacted by variations in mine sequencing and dilution effects in several stopes. In the second quarter of 2011, production is expected to rise and the annual forecast for production remains as per the original guidance.

Mine production during the quarter was consistent year over year with 197,317 tonnes mined compared to 196,725 tonnes mined in the same period of 2010. Variations in mine sequencing during the quarter also impacted mine development with an advance rate of 1,493 m compared to 1,892 m during the same period in 2010.

During the first quarter of 2011, 211,349 tonnes of ore was milled at an average grade of 2.85 g/t compared with 206,007 tonnes of ore at 3.88 g/t in the same period last year. Although mill production was higher than plan, the processing of higher carbonaceous and lower-grade ore from stockpile resulted in lower head grades and impacted gold recovery, which was 83% in the first quarter of 2011 compared with 87% recorded in the same period of 2010.

Total cash operating costs for the first quarter of 2011 were A$16,153,000 (2010 – A$19,529,000) or A$76 (2010 – A$95) per tonne of ore milled. Mining costs were A$50 (2010 – A$68) per tonne of ore mined and milling costs were A$22 (2010 – A$22) per tonne of ore milled. Lower mining costs during the quarter resulted from the lower mine development advance and from an improvement in maintenance costs.

The net cash cost of production for the first quarter of 2011 was $1,010 per ounce of gold compared to $794 per ounce of gold recorded in the same period last year. An 11% year-over-year increase in the Australian dollar relative to the US dollar combined with lower production negatively impacted the net cash cost during the most recent quarter despite lower mining costs. For the balance of 2011, cash costs in Australian dollars per ounce are expected to drop compared to the first quarter and both annual production and cash cost forecasts continue to be consistent with the original guidance provided.

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Financial Performance

Stawell’s revenue for the three months ended March 31, 2011 was $ 23,114,000 based on gold sales of 16,470 ounces, compared to $24,054,000 and gold sales of 21,411 ounces in the corresponding period of 2010. The decline in gold sales was offset by a robust gold price during the quarter. The cost of sales during the quarter was $26,397,000 (2010 – $26,194,000) including depreciation and depletion expense of $10,096,000 (2010 – $9,124,000). Loss before income taxes recorded for the period were $7,262,000 compared with $3,185,000 in the corresponding period of 2010. During the first quarter of 2011, Stawell generated $4,276,000 in cash flow from operations compared with $8,545,000 in the corresponding quarter of 2010. The stronger Australian dollar relative to the US dollar increased both cost of sales and depreciation and depletion expense at Stawell during the first quarter of 2011 relative to the same period one year ago.

Total investment in capital expenditures at Stawell was $10,990,000 consisting of $7,140,000 for mine development and $3,850,000 for the acquisition of plant and equipment, which included $1,238,000 acquired through equipment financing. Capital expenditures in the corresponding period of 2010 were $9,040,000, which included $4,914,000 for mine development and $2,866,000 for plant and equipment and $1,260,000 for underground ventilation systems.

Exploration activity during the quarter resulted in expenditures of $3,237,000 compared with $1,170,000 in the corresponding period of 2010. Exploration activity for the first quarter was consistent with plan and was focused on the Northgate Gift, Wonga Gift and GG6 Lower.

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Kemess South Mine

	Q1 2011	Q1 2010

Operating Data
Ore plus waste mined (tonnes)	343,460	10,540,309
Ore mined (tonnes)	343,460	5,281,482
Stripping ratio (waste/ore)	0.000	0.996
Ore milled (tonnes)	3,040,086	4,592,686
Ore milled per day (tonnes)	44,707	51,030
Gold
Grade (g/t)	0.258	0.272
Recovery (%)	59	62
Production (ounces)	14,572	24,703
Sales (ounces)	21,330	27,773
Copper
Grade (%)	0.129	0.122
Recovery (%)	75	77
Production (thousands pounds)	6,497	9,529
Sales (thousands pounds)	8,998	11,145
Net cash cost ($/ounce)	(85)	502

Financial Data (Thousands of US dollars)
Revenue	72,036	75,238
Cost of sales	59,141	64,251
Profit before income taxes	9,832	9,255
Cash flow from operations	47,141	22,492
Capital expenditures	—	2,026

Operational Performance

Kemess South produced 14,572 ounces of gold and 6.5 million pounds of copper in the first quarter of 2011 compared with 24,703 ounces and 9.5 million pounds in the corresponding quarter of 2010. Quarterly production exceeded original guidance as a result of higher grades and mill throughput. After processing all remaining ore stockpiles, the mill ceased production on March 9, 2011.

During the first quarter of 2011, approximately 0.3 million tonnes of ore was removed from the eastern end of the open pit compared to 5.3 million tonnes during the same period of 2010. Unit mining costs declined to Cdn$0.92 per tonne moved compared with Cdn$1.11 per tonne moved in the first quarter of 2010. The unit mining costs in the most recent quarter were lower than they were in the corresponding period of 2010 as mining operations came to an end in January and mining-related costs were curtailed before stopping mine production.

Mill throughput and mill availability during the first quarter of 2011 were 44,707 tonnes per day (“tpd”) and 91%, respectively, compared to the performance in the first quarter of 2010 of 51,030 tpd and 92%. Lower throughput in the most recent quarter is attributed to the ramping down of production before the mine closed in March. The ore milled in the first quarter of 2011 graded 0.258 g/t gold and 0.129% copper, compared with grades of 0.272 g/t gold and 0.122% copper in the same period of 2010. Gold and copper recoveries were slightly lower year-over-year and averaged 59% and 75%, in the first quarter of 2011 compared with 62% and 77% in the same period last year.

Metal concentrate inventory at March 31, 2011 was approximately 600 wet metric tonnes, all of which was subsequently sold in early April.

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The average unit cost of production at Kemess South was Cdn$9.19 per tonne milled during the first quarter of 2011, including Cdn$2.65 per tonne for concentrate marketing costs, which comprised of treatment and refining costs and transportation fees. The unit cost in the same quarter in 2010 was Cdn$10.07 per tonne milled, which included Cdn$2.23 per tonne for marketing costs. Concentrate marketing costs have increased year-over-year as the smelting and refining terms for 2011 increased to $56 per dry metric tonne (“dmt”) and $0.056 per pound of copper compared with terms of $46.5 per dmt and $0.0465 per pound in 2010. Site operating costs of Cdn$19.9 million in the first quarter of 2011 were much lower than costs in the comparable period of 2010 (Cdn$36.0 million) as mine production ceased in January and mill processing was completed in March.

The net cash cost of production at Kemess South in the first quarter was negative $85 per ounce of gold. This was lower than the $502 per ounce recorded in the same period last year. Cash costs were lower in the most recent quarter due to higher copper prices, which increased 33% over the same period in 2010 and lower site operating costs.

Financial Performance

During the first quarter of 2011, revenue was $72,036,000 compared with $75,238,000 in the corresponding period of 2010. Metal sales in the first quarter of 2011 consisted of 21,330 ounces of gold and 9.0 million pounds of copper compared with 27,773 ounces of gold and 11.1 million pounds of copper in the first quarter of 2010. Metal sales during the quarter were lower than the same period last year, but significantly higher than production in the first quarter of 2011 as concentrate inventory was drawn down. During the first quarter of 2011, the price of gold on the London Bullion Market averaged $1,386 per ounce and the price of copper on the London Metal Exchange (“LME”) averaged $4.37 per pound. The net realized metal prices received on sales in the first quarter of 2011 were approximately $1,366 per ounce of gold and $2.77 per pound of copper, compared with $1,153 per ounce and $3.49 per pound in the first quarter of 2010. Realized copper prices in the most recent quarter were negatively impacted by Northgate’s forward sales contracts, which reduced the realized price of copper by $1.51 per pound. Northgate’s remaining forward sales contracts, expiring in April 2011 through June 2011, are at an average price of Cdn$3.85 per pound of copper. Since Northgate’s metal pricing quotational period is three months after the month of ship loading for copper and one month after the month of ship loading for gold, the realized prices reported differ from the average quarterly reference prices. The realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at March 31, 2011.

The cost of sales in the first quarter of 2011 was $59,141,000 compared to $64,251,000 in the corresponding period of 2010. The decline in the most recent quarter reflects the lower metal sales volume.

Depreciation and depletion expense, which is included in cost of sales, was $15,339,000 in the first quarter compared to $14,279,000 during the corresponding period of 2010. A revision to the rehabilitation provision and the related asset as at December 31, 2010 increased the depreciation expense for the first quarter of 2011.

No capital expenditures were incurred during the first quarter of 2011 compared to $2,026,000 in the same period of 2010.

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Building Young-Davidson

Construction Activities

Construction activities at Young-Davidson remain on schedule and on budget. At the end of the quarter, Northgate had invested approximately $130 million towards construction of the Young-Davidson mine. In addition, 80% of the contracts worth approximately $170 million had been awarded, 90% of equipment purchase orders placed and 66% of the engineering completed.

Over the next 12 months, construction and development activities will include:

  Completing the first leg (440 m) of a new 5.5 m diameter Northgate Shaft.

  Commencing the erection of the mill building in May.

  Awarding the open pit mining contract in June.

  Starting the open pit pre-production development in the fourth quarter 2011

  Completing the 115 kV transmission line by the fourth quarter 2011

  Commissioning activities in the fourth quarter of 2011

  Targeting our first gold pour late in the first quarter of 2012.

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Corporate Overview

In 2009, Northgate entered into copper forward sales contracts to provide greater certainty to the cash flow expected to be generated from the remaining Kemess South mine-life. While operations have come to an end at Kemess, 2,500 tonnes of copper forward sales contracts at an average price of Cdn$3.85 per pound for the period from April 2011 through June 2011 (related to copper sales in January through March 2011) remained outstanding at March 31, 2011. The change in fair value of the remaining forward contracts during the quarter was a gain of $967,000. The fair value of these contracts at March 31, 2011 was a loss of $1,811,000 and has been recorded as a liability in accounts payable and accrued liabilities. Northgate had no forward gold sales contracts outstanding at March 31, 2011.

Corporate administration costs in the first quarter of 2011 were $3,785,000 compared to $3,786,000 in the corresponding quarter of the prior year. Canadian expenses of $3,334,000 included a non-cash charge related to Northgate’s employee stock option program of $1,063,000 (2010 – $1,330,000). Remaining costs were related to personnel costs and ongoing compliance and investor relations activities. Australian expenses of $451,000 were also consistent with the corresponding period in 2010.

Northgate granted 1,986,000 options to employees in the first quarter of 2011, compared to 2,110,000 in 2010. At March 31, 2011, there were 9,220,200 options outstanding, of which 5,538,650 were exercisable.

Exploration costs in the first quarter of 2011 were $4,901,000 compared to $4,127,000 in the first quarter of 2010. Costs incurred in Canada were $1,072,000 compared to $608,000 in the corresponding quarter of 2010, driven by increased activity at the Kemess Underground project. Exploration expenses in Australia were $3,829,000 compared to $3,519,000 in the corresponding quarter in 2010, in support of ongoing efforts at both Fosterville and Stawell to identify additional areas of mineralization.

Interest income was $1,659,000 in the first quarter of 2011 compared with $932,000 in the corresponding quarter of 2010 due to higher cash balances and higher interest rates compared to the first quarter of 2010. Finance expense, which consists of interest expense and the unwinding of discounts on provisions, was $753,000 in the first quarter of 2011, consistent with $744,000 in the corresponding quarter of 2010. Interest costs related to the convertible notes are being capitalized until commercial production is declared at Young-Davidson.

During the first quarter of 2011, Northgate recorded a foreign currency translation gain of $5,184,000 compared to $4,293,000 in the corresponding quarter of 2010. The significant gain recorded in the current quarter was largely related to the translation of the Group’s Canadian dollar denominated cash and cash equivalent balances into US dollars. Northgate currently holds most of its cash and cash equivalents in Canadian dollars for planned construction spending at Young-Davidson.

Northgate recorded an income tax expense of $356,000 in the first quarter of 2011 compared to $1,268,000 in the corresponding quarter of 2010. The Canadian operations are not expected to pay income taxes in 2011 other than the minimum British Columbia mineral taxes, as significant pre-production development spending at Young-Davidson and reclamation spending at Kemess South is expected to shield the income generated by Kemess South. The Australian operations are also not expected to be cash taxable in 2011 as the Group has sufficient tax shields in Australia.

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Liquidity and Capital Resources

Working Capital: Working capital was $285,845,000 at March 31, 2011 compared to $267,763,000 at December 31, 2010, resulting from a reduction in current liabilities by $68,046,000 offset by a reduction in current assets by $49,964,000. The decrease in current assets is attributable to lower cash and cash equivalents due to construction spending at Young-Davidson, as well as reduction in accounts receivable and inventory balances as Kemess South approached the end of its mine life. The decrease in current liabilities is attributable primarily to the repayment of a short-term loan during the first quarter of 2011. Northgate’s cash balance at March 31, 2011 was $308,088,000 compared with $334,840,000 at December 31, 2010. All cash is held on deposit with major banks and their subsidiaries in Canada and Australia.

During the quarter, Northgate generated cash flow from operations of $40,109,000 compared to $12,052,000 in the corresponding quarter of 2010. Cash flow from operations in the first quarter of 2010 was net of an income tax payment of approximately Cdn$28 million for the 2009 taxation year.

Northgate believes that working capital at March 31, 2011, together with future cash flow from operations, is sufficient to meet its planned operating and investing requirements for the next year.

Corporate Revolver: On May 5, 2011, Northgate entered into a Cdn$40,000,000 senior secured revolving credit facility (the “Revolver”) with BNP Paribas. Security provided by Northgate in support of its obligations under the Revolver include a charge over certain Kemess South assets and a pledge of Northgate’s shares in certain of its Australian subsidiaries. The Revolver, maturing on June 30, 2014, provides additional financial resources, if necessary, for Northgate in its construction of the Young-Davidson Mine. Under the terms of the Revolver, standby fees are charged at 1.75% on any undrawn funds and amounts drawn will bear interest at Canadian LIBOR plus 5% or the lender’s cost of funds plus 5%.

Investments: In February 2011, Northgate sold 100% of the auction rate securities (“ARS”) that it had held as investments since 2007 for net proceeds of $40,954,000 and used the proceeds to repay the outstanding balance of a short-term loan. A gain of $17,000 was recorded in the current quarter, after reclassifying $4,934,000 of unrealized losses from other comprehensive income to net profit.

Short-Term Loan: In February 2011, Northgate used the proceeds from the sale of its ARS investments to repay the outstanding balance of a short-term loan originally made by Lehman Brothers in 2007 in association with the investment account in which Northgate’s investments had been held.

Convertible Senior Notes: The Corporation completed a public offering of $170,000,000 convertible senior notes in October 2010. As of March 31, 2011, the debt component of the convertible notes was $132,594,000, which represents its amortized cost. The option component of the convertible notes is accounted for as an embedded derivative in accordance with IFRS and re-measured at fair value at each reporting date. The Group has engaged an independent valuator to assist with management’s assessment of fair value of the option component. At March 31, 2011, the fair value of the option component was determined to be $36,787,000, resulting in a mark-to-market gain of $10,627,000 for the current quarter, which has been recorded in net profit. Details of the accounting treatment for the convertible senior notes can be found in the Adoption of New Accounting Standards section on page 16 in this MD&A.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed by Northgate in reports filed with or submitted to various securities regulators is recorded, processed, summarized and reported within the time periods specified. This information is gathered and reported to Northgate’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), so that timely decisions can be made regarding disclosure.

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Northgate’s management, under the supervision of, and with the participation of, the CEO and CFO, have designed and evaluated Northgate’s DC&P, as required in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, Northgate’s DC&P were effective.

Internal Controls over Financial Reporting

Northgate management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate’s consolidated financial statements in accordance with IFRS. However, any system of internal control over financial reporting, no matter how well designed, has inherent limitations and management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Northgate’s management, including the CEO and CFO, have certified the adequacy of the design of the Group’s ICFR as of March 31, 2011 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Changes in Internal Control over Financial Reporting

There have been no changes in Northgate’s ICFR during the first quarter of 2011 that have materially affected, or are reasonably likely to affect, the Group’s ICFR.

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to the accompanying condensed consolidated interim financial statements. These condensed consolidated interim financial statements are prepared in accordance with IFRS, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent therein.

Revenue Recognition

Northgate recognizes revenue from the sale of its concentrate upon transfer of title, which occurs at the earlier of delivery of concentrate at certain destinations as specified in the contract or receipt of provisional payment from the buyer. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices, including provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate recognizes revenue from the sale of its gold doré upon delivery, which occurs when the doré is picked up by the customer’s agent at the mine site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end.

Decommissioning and Site Rehabilitation Provisions

Minimum standards for decommissioning and site rehabilitation have been established by various governmental agencies that affect certain operations of the Group. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal and constructive obligations related to the decommissioning and rehabilitation of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. The present value of the estimated cost is capitalized by increasing the carrying amount of the related mining assets and the amount is amortized in accordance with the Group’s policy for the related asset. The discounted liability is increased or decreased over time for changes in the estimated cash flows required to settle the liability and changes to the discount rate. Increases in the liability resulting from the unwinding of the discount are recognized in profit or loss as finance cost while changes to the liability due to changes in estimated future cash flows and changes to the discount rate are included in the carrying value of the related asset.

Northgate Interim Report | Q1 2011 | 14

Due to uncertainties concerning environmental remediation, the ultimate cost of future decommissioning and site rehabilitation costs could differ from the amounts recognized by the Group. The estimate of the total provision is subject to change based on amendments to laws and regulations, changes in technology, price movements and changes in interest rates, and as new information concerning the Group’s decommissioning and rehabilitation costs becomes available.

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at their fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

A significant portion of Northgate’s mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate’s profit and net assets.

In addition, IFRS requires Northgate to consider at the end of each accounting period whether events or changes in circumstances indicate that the carrying amounts of its long-lived assets may not be recoverable. When such indicators are identified, impairment testing is carried out where the carrying value of Northgate’s cash generating units (“CGUs”), the lowest level of assets and liabilities for which there are independent identifiable cash flows, is compared to the related undiscounted future cash flows expected from the use and eventual disposition of the corresponding assets and liabilities.

Expected future cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs. Significant assumptions include the forecasted price for gold and copper and estimates concerning the disposal value of its assets. Actual future results may differ from the assumptions made by Northgate.

If Northgate determines there has been an impairment due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s profit and net assets.

Mineral properties for which there are no independent identifiable cash flows are assessed for impairment on other factors that may indicate the need for a write-down.

Valuation Allowance

Northgate recognizes deferred tax assets associated with tax loss carry forwards and other tax deductions only if it is probable that the related benefits will be realized in the future. The evaluation of whether deferred tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a deferred tax asset. In future years, if Northgate determines it is no longer probable that the benefit of its deferred tax assets will be realized, it would be required to set up a valuation allowance with a corresponding deferred income tax expense in results from operations.

Northgate Interim Report | Q1 2011 | 15

Adoption of New Accounting Standards

Adoption of IFRS

On February 13, 2008, the Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Accordingly, Northgate adopted IFRS effective January 1, 2011. The accompanying condensed consolidated interim financial statements, including comparative amounts, are prepared using IFRS. Previously, Northgate prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian GAAP.

The following highlights the major differences and high-impact areas on the adoption of IFRS compared to Canadian GAAP. For a complete analysis of the impact of the transition from Canadian GAAP to IFRS on the Group’s consolidated financial statements, please refer to note 16 to the accompanying condensed consolidated interim financial statements.

IFRS 1 – Fair value as deemed cost election: IFRS 1 permits a first-time adopter to reset the cost of its property, plant and equipment based on fair value in accordance with the provisions of IFRS 1. The Group has applied the IFRS 1 election and reset certain plant and equipment as at January 1, 2010 at fair value, which was determined by an independent appraiser. As a result of applying this election, plant and equipment having a net book value of $25,692,000 has been restated at their fair value of $56,460,000 as at January 1, 2010, which is deemed to be the historical cost on a prospective basis. Accordingly, depreciation expense under IFRS is higher than previously recorded under Canadian GAAP.

Impairment of long-lived assets: IAS 36, Impairment of Assets, uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell. This approach differs from Canadian GAAP where undiscounted future cash flows are used to compare against the asset’s carrying value to determine if impairment exists. This may result in more frequent write-downs in the carrying value of assets under IFRS since asset carrying values that were previously supported under Canadian GAAP based on undiscounted cash flows may not be supported on a discounted cash flow basis under IFRS.

Northgate has determined that the long-lived assets at Stawell, not impaired under Canadian GAAP, are impaired under IFRS as of January 1, 2010 and recorded an impairment loss in the amount of $39,946,000. For the year ended December 31, 2010, The Group recorded a further impairment write down of $5,301,000 for Stawell and $6,400,000 for Kemess South, both of which were not previously impaired under Canadian GAAP.

Convertible senior notes: Northgate issued $170,000,000 convertible senior notes in October 2010 with the option to elect to pay cash or a combination of cash and common shares upon conversion. Under Canadian GAAP, the convertible debt was considered to be a compound financial instrument with a debt and equity component. The debt component was calculated as the net present value of Northgate’s contractual obligation to make principal and interest payments, discounted at the market interest rate on similar borrowings without the conversion feature. The equity portion was calculated as the residual between the proceeds and the fair value of the debt component. Transaction costs were prorated between the debt and equity components. Subsequent to initial recognition, the debt component is accreted at the effective interest rate and the equity component is not re-measured.

For IFRS purposes, the convertible notes are considered to be a liability with an embedded derivative because Northgate may choose to settle in cash or shares (or a combination thereof) upon conversion of the debt by the holder. The conversion feature is considered to be an embedded derivative, which must be separately accounted for at fair value on initial recognition and at each subsequent reporting date. The debt component on initial recognition is calculated as the residual between the amount of proceeds of the convertible debt and the fair value of the conversion feature. Subsequent to initial recognition, the debt component is accreted at the effective interest rate while the option component is re-measured at fair value at each period end.

Northgate Interim Report | Q1 2011 | 16

As a result of the differences, Northgate recorded a $12,588,000 mark-to-market loss on the option component in the fourth quarter of 2010 in accordance with IFRS.

Decommissioning and site rehabilitation provision: In calculating the decommissioning and site rehabilitation provision, IFRS requires the use of the current market-based discount rate at each reporting date whereas Canadian GAAP requires the use of the entity’s credit-adjusted risk free rate. Northgate applied the simplified model permitted by IFRS 1 to calculate the opening net book value of the related asset, resulting in an increase of $801,000 to the current provision, an increase of $598,000 to the long term provision, and a decrease of $2,152,000 to the related asset as of January 1, 2010. As a result of this opening adjustment, unwinding of the discount and depreciation expense recorded under IFRS are lower compared to those previously recorded under Canadian GAAP during 2010.

New Accounting Pronouncements

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2011. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except for IFRS 9, Financial Instruments, which becomes mandatory for the Group’s 2013 consolidated financial statements and could change the classification and measurement of financial assets. The extent of the impact of IFRS 9 has not been determined.

Non-IFRS Measures

Adjusted Net Profit

Northgate has prepared a calculation of adjusted net profit, which has removed certain non-cash adjustments from its IFRS calculation of net profit as it believes this may be a useful indicator to investors. Adjusted net profit may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	Q1 2011	Q1 2010
Net profit	$19,755	$3,887
Adjustments
Write-down of ARS	—	340
Fair value adjustment on option component of convertible debt	(10,627)	—
Proceeds from one-time insurance settlement	(975)	—
Fair value adjustment on copper forward contracts, net of tax	(677)	2,064
Adjusted net profit	$7,476	$6,291
Diluted common shares outstanding	334,617,292	292,005,260
Adjusted net profit per diluted common share	$0.02	$0.02

Cash Cost

Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net profit or as an alternative to other IFRS measures and may not be comparable to other similarly titled measures of other companies.

Northgate Interim Report | Q1 2011 | 17

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of comprehensive income is shown in the following table.

Q1 2011

			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	20,632	16,006	14,572	51,210
Cost of sales	$24,557	$26,397	$59,141	$110,095
Depreciation	(6,157)	(10,096)	(15,339)	(31,592)
Change in inventories and other	2,479	(54)	(15,466)	(13,041)
Gross copper and silver revenue	(6)	(77)	(29,573)	(29,656)
Total cash cost	$20,873	$16,170	$(1,237)	$35,806
Cash cost ($/ounce)	$1,012	$1,010	$(85)	$699

Q1 2010

			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	26,421	22,238	24,703	73,362
Cost of sales	$25,657	$26,194	$64,251	$116,102
Depreciation	(8,155)	(9,124)	(14,279)	(31,558)
Change in inventories and other	447	592	(5,519)	(4,480)
Gross copper and silver revenue	—	—	(32,052)	(32,052)
Total cash cost	$17,949	$17,662	$12,401	$48,012
Cash cost ($/ounce)	$679	$794	$502	$654

Selected Quarterly Financial Data

(Thousands of US dollars,	2011	2010 Quarter Ended				2009 Quarter Ended
except per share, per ounce
and per pound amounts)	Mar 31[1]	Dec 31[1]	Sep 30[1]	Jun 30[1]	Mar 31[1]	Dec 31[2]	Sep 30[2]	Jun 30[2]
Revenue	$123,027	$148,701	$88,331	$122,737	$125,278	$110,698	$120,163	$130,297
Profit (loss) for the period	19,755	(98,068)	(8,652)	(333)	3,887	(67,755)	(8,563)	5,402
Profit (loss) per share
Basic	$0.07	$(0.34)	$(0.03)	$0.00	$0.01	$(0.23)	$(0.03)	$0.02
Diluted	$0.03	$(0.34)	$(0.03)	$0.00	$0.01	$(0.23)	$(0.03)	$0.02
Metal production
Gold (ounces)	51,210	66,077	64,999	68,275	73,362	80,753	80,791	93,377
Copper (thousands pounds)	6,497	10,625	10,869	9,643	9,529	11,750	11,934	13,805
Average metal prices
Gold (London Bullion Market – $/oz)	1,386	1,367	1,226	1,196	1,109	1,100	960	922
Copper (LME Cash – $/lb)	4.37	3.92	3.28	3.19	3.29	3.02	2.65	2.12
Average foreign exchange rates
US$ /Cdn$	1.01	0.99	0.96	0.97	0.96	0.95	0.91	0.86
US$ /A$	1.01	0.99	0.91	0.88	0.90	0.91	0.83	0.76

1	IFRS basis.
2	Canadian GAAP basis.

Northgate Interim Report | Q1 2011 | 18

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate interim report contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2010 or under the heading "Risks and Uncertainties" in Northgate's 2010 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this interim report. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this interim report is made as of the date of this interim report, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Corporation prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this interim report are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Corporation uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this interim report and are included in the Corporation’s public filings which have been filed with securities commissions or similar authorities in Canada).

Northgate Interim Report | Q1 2011 | 19

Interim Condensed Consolidated Statements of Financial Position

	March 31	December 31	January 1
Thousands of US dollars, unaudited	2011	2010	2010

Assets
Current Assets
Cash and cash equivalents	$308,088	$334,840	$253,544
Trade and other receivables, including derivatives	44,151	62,051	27,961
Income taxes receivable	—	2,236	—
Inventories (note 3)	28,569	46,268	44,599
Prepaid expenses	3,915	2,367	2,566
Assets held for sale (note 4)	13,075	—	—
Total Current Assets	397,798	447,762	328,670
Non-current Assets
Other assets	41,740	40,819	27,544
Deferred tax assets	21,898	13,014	20,113
Mineral property, plant and equipment	352,497	323,903	316,086
Investments (note 5)	1,482	36,519	38,001
Total Non-current Assets	417,617	414,255	401,744
Total Assets	$815,415	$862,017	$730,414

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities, including derivatives	$73,458	$93,534	$51,717
Income taxes payable	3,873	—	29,395
Short-term loan (note 6)	—	40,161	41,515
Equipment financing obligations	7,742	7,945	5,995
Provisions (note 7)	26,880	38,359	31,717
Total Current Liabilities	111,953	179,999	160,339
Non-current Liabilities
Equipment financing obligations	13,011	10,763	4,656
Convertible senior notes	132,594	131,235	—
Option component of convertible senior notes	36,787	47,414	—
Other long-term liabilities	378	379	3,619
Provisions (note 7)	31,226	30,459	29,963
Total Non-current Liabilities	213,996	220,250	38,238
Total Liabilities	325,949	400,249	198,577
Shareholders' Equity
Common shares	407,197	407,029	402,879
Contributed surplus	10,083	8,915	7,090
Accumulated other comprehensive income (loss)	29,621	23,014	(4,108)
Retained earnings	42,565	22,810	125,976
Total Shareholders' Equity	489,466	461,768	531,837
Total Liabilities and Shareholders' Equity	$815,415	$862,017	$730,414

Subsequent event (note 15)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Douglas P. Hayhurst, Director

Northgate Interim Report | Q1 2011 | 20

Interim Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended March 31
Thousands of US dollars, except share and per share amounts, unaudited	2011	2010
Revenue	$123,027	$125,278
Operating expenses
Cost of sales (note 3)	110,095	116,102
Administrative and general	3,785	3,786
Exploration	4,901	4,127
Other expenses (note 11)	852	249
	119,633	124,264
Profit from operating activities	3,394	1,014
Financing income (expenses)
Interest income	1,659	932
Finance costs (note 10)	(753)	(744)
Currency translation gain	5,184	4,293
Fair value adjustment on option component of convertible notes	10,627	—
Write-down of investments	—	(340)
	16,717	4,141
Profit before income taxes	20,111	5,155
Income tax expense	(356)	(1,268)
Net profit for the period	19,755	3,887
Other comprehensive income (loss)
Unrealized loss on available for sale securities	(114)	(866)
Unrealized gain on translation of foreign operations	1,787	4,965
Reclassification of impairment on available for sale investments to profit or loss	—	340
Reclassification of realized loss on available for sale investments to profit or loss	4,934	—
	6,607	4,439
Comprehensive income	$26,362	$8,326
Earnings per share (note 12)
Basic	$0.07	$0.01
Diluted	$0.03	$0.01
Weighted average shares outstanding (note 12)
Basic	291,877,902	290,718,756
Diluted	334,617,292	292,005,260

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Northgate Interim Report | Q1 2011 | 21

Interim Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31
Thousands of US dollars, unaudited	2011	2010
Operating Activities
Net profit for the period	$19,755	$3,887
Adjustments for:
Depreciation and depletion	31,592	31,558
Unrealized currency translation gains	(352)	(324)
Loss (gain) on disposal of assets	(394)	333
Stock-based compensation	1,225	1,386
Accrual of employee severance costs	995	438
Interest income	(1,659)	(932)
Finance costs	753	744
Income tax expense	356	1,268
Income tax credited to exploration expense	(97)	—
Change in fair value of forward contracts	(967)	2,894
Fair value adjustment on option component of convertible notes	(10,627)	—
Write-down of investments	—	340
Gain on sale of investments	(17)	—
Changes in operating working capital and other (note 14)	1,666	(2,080)
Interest received	1,468	932
Interest paid	(3,461)	(564)
Income taxes paid	(127)	(27,828)
	40,109	12,052
Investing Activities
Increase in restricted cash	—	(9,879)
Purchase of plant and equipment	(4,975)	(8,768)
Mineral property development	(14,680)	(12,541)
Assets under construction	(45,938)	(2,848)
Proceeds from sale of equipment	49	251
Proceeds from sale of investments	40,954	—
Purchase of investments	(201)	—
Deferred transaction costs paid	(123)	—
	(24,914)	(33,785)
Financing Activities
Repayment of equipment financing obligations	(2,748)	(1,514)
Cash from equipment financing	1,275	—
Repayment of short-term loan	(40,161)	(378)
Repayment of other long-term liabilities	(453)	(217)
Issuance of common shares	111	223
	(41,976)	(1,886)
Effect of exchange rate changes on cash and cash equivalents	29	381
Decrease in cash and cash equivalents	(26,752)	(23,238)
Cash and cash equivalents, beginning of period	334,840	253,544
Cash and cash equivalents, end of period	$308,088	$230,306

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Northgate Interim Report | Q1 2011 | 22

Interim Condensed Consolidated Statements of Shareholders' Equity

				Unrealized
	Number of	Common		gains (losses)	Cumulative
Thousands of US dollars,	Common	Shares	Contributed	on	translation	Retained
except common shares, unaudited	Shares	Amount	Surplus	investments*	account*	Earnings	Total
Balance at December 31, 2010	291,856,984	$407,029	$8,915	$(4,967)	$27,981	$22,810	$461,768
Shares issued under employee share purchase plan	60,745	110	—	—	—	—	110
Shares issued on exercise of options	1,000	2	(1)	—	—	—	1
Stock-based compensation	—	56	1,169	—	—	—	1,225
Net profit	—	—	—	—	—	19,755	19,755
Other comprehensive income	—	—	—	4,820	1,787	—	6,607
Balance at March 31, 2011	291,918,729	$407,197	$10,083	$(147)	$29,768	$42,565	$489,466

* Accumulated other comprehensive income

				Unrealized
	Number of	Common		gains (losses)	Cumulative
Thousands of US dollars,	Common	Shares	Contributed	on	translation	Retained
except common shares, unaudited	Shares	Amount	Surplus	investments*	account*	Earnings	Total
Balance at December 31, 2009	290,688,386	$402,879	$7,090	$(4,108)	$—	$125,976	$531,837
Shares issued under employee share purchase plan	60,479	111	—	—	—	—	111
Shares issued on exercise of options	74,800	171	(59)	—	—	—	112
Stock-based compensation	—	56	1,330	—	—	—	1,386
Net profit	—	—	—	—	—	3,887	3,887
Other comprehensive income	—	—	—	(526)	4,965	—	4,439
Balance at March 31, 2010	290,823,665	$403,217	$8,361	$(4,634)	$4,965	$129,863	$541,772

* Accumulated other comprehensive income

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Northgate Interim Report | Q1 2011 | 23

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1	Corporate Information

Northgate Minerals Corporation (“Northgate” or the “Corporation”) is a company domiciled in Canada, engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal producing assets are its 100% interests in the Fosterville and Stawell Gold mines in Australia. The Corporation also holds a 100% interest in the Young-Davidson property, a development project in Canada and the Kemess property in Canada.

The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2011 comprise the Corporation and its subsidiaries (together referred to as the “Group”).

Note 2	Significant Accounting Policies

The accounting policies described below have been applied consistently to all periods presented and in the preparation of the opening statement of financial position at January 1, 2010 for purposes of transition to International Financial Reporting Standards (“IFRS”).

A.     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These are the Group’s first IFRS condensed consolidated interim financial statements for part of the period covered by the Group’s first consolidated annual financial statements prepared in accordance with IFRS for the year ending December 31, 2011. IFRS 1, First Time Adoption of International Reporting Standards, has been applied. Previously, the Group prepared its consolidated annual and consolidated interim financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual financial statements and should be read in conjunction with the Group’s consolidated financial statements and the notes thereto included in the Group’s Annual Report for the year ended December 31, 2010.

An explanation of the impact of the transition from Canadian GAAP to IFRS on the Group’s condensed consolidated financial statements is provided in note 16. As these condensed consolidated interim financial statements are the Group’s first financial statements prepared using IFRS, certain material disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Group’s most recent annual financial statements prepared in accordance with Canadian GAAP have been included in notes 17 to 19 to these financial statements.

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on May 9, 2011.

B.     Basis of Measurement

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value, as explained in note 2(M).

Northgate Interim Report | Q1 20 11 | 24

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

C.     Basis of Consolidation

These condensed consolidated interim financial statements are comprised of the financial statements of Northgate and its subsidiaries for all periods presented. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

All intra-group balances and transactions, income and expenses and unrealized gains and losses resulting from intragroup transactions have been eliminated.

D.     Foreign Currency

(i)     Functional and presentation currency

The condensed consolidated interim financial statements are presented in US dollars. The functional currency of all entities in the Group is the US dollar except for the Group’s Australian operations for which the Australian dollar is the functional currency.

The results and financial position of group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that financial period end;
Income and expenses for each statement of comprehensive income are translated at rates of exchange in effect during the period;
Equity items are translated at historical rates, using the exchange rate at the date of the transaction; and
All resulting exchange differences are included in equity as a separate component of other comprehensive income or loss.

(ii)     Foreign currency transactions and balances

Transactions denominated in foreign currencies other than the functional currency of an entity in the Group are initially translated into the respective functional currencies using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such translation differences and resulting from the translation of monetary assets and liabilities denominated in foreign currencies at the reporting date are recognized in profit or loss.

E.     Significant Accounting Judgments, Estimates and Assumptions

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, which are based on historical experience and various other factors believed to be reasonable under the given circumstances. These affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and underlying assumptions are reviewed on an ongoing basis and actual future outcomes could differ from present judgments, estimates and assumptions, potentially having material future effects on the consolidated financial statements. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to the determination of receivables or payables from sales of concentrate, valuation of financial instruments, determination of impairment in the value of investments, decommissioning and site rehabilitation obligations, impairment of long-lived assets and the recognition of deferred income tax assets. Key judgments and estimates made by management with respect to these areas have been disclosed in the notes to these condensed consolidated interim financial statements as appropriate.

Northgate Interim Report | Q1 20 11 | 25

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

The determination of mineral reserves also requires the use of estimates. The Group estimates its mineral reserves and resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects (NI 43-101). Reserves are used in the calculation of depreciation, impairment assessment and for forecasting the timing of payment of decommissioning and site rehabilitation costs. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

F.     New Standards and Interpretations Not Yet Adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2011, and have not been applied in preparing these condensed consolidated interim financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except for IFRS 9, Financial Instruments, which becomes mandatory for the Group’s 2013 consolidated financial statements and could change the classification and measurement of financial assets. The extent of the impact of IFRS 9 has not been determined.

G.     Business Combinations

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a business includes the fair value of the assets transferred, the liabilities assumed and the equity interests issued by the Group at the date of exchange. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred except those arising from the issue of debt and equity securities. Identifiable assets acquired, including mineral reserves and resources, which can be reliably measured, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Goodwill is initially measured at fair value and calculated as the excess of the fair value of the consideration transferred over the fair value of the acquiree’s identifiable assets acquired and liabilities assumed. If the fair value attributable to the Group’s share of the identifiable net assets exceeds the consideration, the Group reassesses whether it has correctly identified and measured the assets acquired and liabilities assumed and recognizes any additional assets or liabilities that are identified in that review. If an excess remains after reassessment, the Group recognizes the resulting gain in the statement of comprehensive income on the acquisition date.

As part of its transition to IFRS, the Group elected not to restate business combinations that occurred before January 1, 2010. Thus, the amounts recognized in these condensed consolidated interim financial statements in respect of these acquisitions are based on previous Canadian GAAP.

H.     Inventories

Concentrate inventory, unshipped gold doré, stockpiled ore and any work-in-process inventories (gold in circuit) are measured at the lower of cost and net realizable value and are determined on a first in, first out basis while stock-piled ore is determined based on average cost. Cost comprises production costs including costs related to mining, crushing, mill processing, as well as depreciation on production assets and mine-site overhead expenses attributable to the production process, as applicable. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Materials and supplies inventory, which includes the costs of consumables, such as fuel, grinding media, chemicals and spare parts, is recorded at the lower of weighted average cost or net realizable value.

Write-downs to net realizable value are recognized in cost of sales. A previously recognized write-down may be reversed if the net realizable value has increased.

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Notes to Condensed Consolidated Interim Financial Statements
Unaudited

The valuation of concentrate inventory involves estimates of the quantity of recoverable metals in concentrate. Such estimates are based on assays at various stages of the production cycle. Changes in estimates could significantly affect the valuation of concentrate inventory. Assays are reconciled to ultimate metal sales and estimates are refined as applicable.

I.     Mineral Exploration and Evaluation Expenditures

(i)     Recognition and measurement

Mineral property acquisition and licensing costs are capitalized as mineral property, plant and equipment.

Mineral exploration and evaluation expenditures incurred on a producing property that are not related to an ore body classified as proven and probable reserves are charged to profit or loss as incurred.

Mineral exploration and evaluation expenditures on non-producing properties prior to the establishment of proven and probable reserves and determination of economic feasibility are charged to profit or loss as incurred. In evaluating the economic feasibility of a project, several different sources of information are utilized. The information that is used to determine the probability of future benefits depends on the extent of mineral exploration and evaluation that has been performed.

Mineral exploration and evaluation assets acquired in a business combination are initially recognized at fair value. They are subsequently stated at cost less accumulated impairment.

(ii)     Impairment

The Group’s accounting policy for mineral exploration and evaluation expenditures results in certain items of expenditure being capitalized for areas of interest where it is considered likely to be recoverable by future exploitation or sale. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. Management reviews at least annually the carrying value of capitalized mineral exploration and evaluation expenditures and assesses it against the Group’s intentions for development of the undeveloped property. If a project does not prove viable, all unrecoverable costs associated with the project net of any impairment provisions are written off. This policy requires management to make certain estimates and assumptions as to future events and circumstances. Any such estimates and assumptions may change as new information becomes available.

J.     Mineral Property, Plant and Equipment

(i)     Recognition and measurement

Items of mineral property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. The initial cost of an asset comprises its purchase price or construction cost and is the aggregate of the amount paid in cash and the fair value of any other consideration given to acquire the asset. Initial cost includes any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and, for qualifying assets, borrowing costs. Borrowing costs directly related to development projects are capitalized until the commencement of commercial production.

When parts of an item of mineral property, plant and equipment have different useful lives, they are accounted for as separate items (major components) within mineral property, plant and equipment. The cost of replacing a major component of mineral property, plant and equipment is recognized in the carrying amount of the item only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

(ii)     Mineral property development expenditures

Mineral property development expenditures on a non-producing property are capitalized if proven and probable reserves and economic feasibility are established. These would include all costs directly related to the development activity and a proportion of overhead costs directly related the development activity.

Northgate Interim Report | Q1 20 11 | 27

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Prior to the commencement of commercial production, mine development expenditures are capitalized as assets under construction, a category within mineral property, plant and equipment. Any proceeds from the sale of metals during the development and commissioning phase of a project are netted against the expenditures being capitalized as assets under construction.

Upon commencement of commercial production, capitalized development costs are transferred from assets under construction to either mineral properties (producing) or property, plant and equipment. Mine development expenditures incurred after the commencement of production are capitalized or deferred to the specific ore blocks or mine areas for which they will provide physical access.

(iii)     Depreciation and depletion

Depreciation and depletion on an item of mineral property, plant and equipment is calculated using the depreciable amount, which is its cost less residual value.

Mine development costs are depreciated using the unit-of-production method based on tonnes of proven and probable reserves within the specific ore block or mine area. Acquisition and mine development costs that provide a benefit over the entire mine life are amortized using the unit-of-production method, based on tonnes of proven and probable mineral reserves.

Certain mining and milling assets, whose economic benefits are consumed in a pattern linked to the level of production, are depreciated using the unit-of-production method based on estimated tonnes of proven and probable reserves expected to be processed. Depreciation for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to twenty years.

The residual values, useful lives and methods of depreciation are reviewed at each reporting period, and adjusted prospectively if appropriate.

(iv)     Disposal

An item of mineral property, plant and equipment is derecognized upon disposal or replacement. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.

(v)     Stripping costs

Stripping costs include direct costs incurred to remove overburden and other waste material as well as an allocation of relevant overhead expenditure. Stripping costs incurred in the development of a mine before the commencement of commercial production are capitalized as mineral property development expenditures and amortized using the unit-of-production method, based on tonnes of proven and probable mineral reserves.

Stripping costs incurred during the production phase are capitalized if, and only if, the stripping activity can be shown to give rise to future benefits from the mineral property. Such costs are amortized using the unit-of-production method over the reserves that directly benefit from the stripping activity.

(vi)     Non-current assets held for sale and disposal groups

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale or distribution rather than through continuing use, are classified as held for sale or distribution. Immediately before classification as held for sale or distribution, the assets, or components of a disposal group, are remeasured in accordance with the Group’s accounting policies. Thereafter, the assets, or disposal group, are measured at the lower of their carrying amount and fair value less costs to sell except inventories, financial assets and deferred tax assets, which continue to be measured in accordance with the Group’s accounting policies. Impairment losses on initial classification as held for sale or distribution and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

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Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Intangible assets and mineral property, plant and equipment once classified as held for sale or distribution are not amortized or depreciated.

K.     Impairment of Non-financial Assets

The carrying amount of the Group’s non-financial assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows that are largely independent of the cash inflows of other assets or groups of assets (cash generating units or “CGUs”). This generally results in the Group evaluating its non-financial assets on a mine-specific basis.

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and an impairment loss equal to the excess of the CGU’s carrying value over the estimate of the recoverable amount is recognized in profit or loss. The recoverable amount is considered to be the higher of the fair value less costs to sell and value in use. Fair value less costs to sell is generally determined by applying i) a discount rate adjusted for the risks associated with the individual CGU to present value the future cash flows expected to be generated by each asset or CGU using assumptions that an independent market participant may take into account; and, ii) a net asset value multiple to the discounted future cash flows. Value in use is determined by applying assumptions specific to the Group’s continued use and does not take into account future development. Material corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGUs to which the corporate assets are allocated.

Impairment losses, including those related to assets held for sale of a disposal group, are first allocated to reduce goodwill and then to the other assets on a pro-rata basis.

At each reporting date, previous impairments of non-financial assets are reviewed for indications that the previously recognized impairment may have decreased or no longer exists. If such an indication exists and there has been a change in the estimates used to determine the recoverable amount, part or all of the impairment may be reversed. The amount of such reversal is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized in previous years.

L.     Leases

A lease with terms under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

A lease which does not transfer substantially all of the risks and rewards incidental to ownership to the Group is classified as an operating lease. Operating lease payments are recognized in profit or loss.

M.     Financial Instruments

(i)     Non-derivative financial assets

The classification of non-derivative financial assets are determined at initial recognition and can be classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity financial assets, or available-for-sale. Regular purchases and sales of financial assets are recognized on the trade-date (the date on which the Group commits to purchase the asset).

The Group’s non-derivative financial assets include cash and cash equivalents, trade and other receivables except for concentrate receivables, and long-term investments.

Northgate Interim Report | Q1 20 11 | 29

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Cash and Cash Equivalents

Cash and cash equivalents include cash and other highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the time of acquisition that are readily convertible to specified amounts of cash. The Group classifies cash equivalents as financial assets at ‘fair value through profit or loss’ and accounts for them at fair value, with fair value adjustments charged to profit or loss.

Trade and Other Receivables, Except Concentrate Receivables

Trade and other receivables other than concentrate receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets, except for loans and receivables with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

Trade and other receivables other than concentrate receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Concentrate receivables are derivative financial assets.

Long-Term Investments

Long-term investments, which include debt securities such as auction rate securities and equity securities, are designated as available for sale and measured at fair value in the statement of financial position with fair value adjustments charged to other comprehensive income, except if such assets are considered impaired in which case the impairment is charged to profit or loss.

(ii)     Non-derivative financial liabilities

The Group’s non-derivative financial liabilities include trade and other payables and loans and borrowings.

Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade and other payables are classified as current liabilities except for payments due more than 12 months after the end of the reporting period, which are classified as non-current liabilities.

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Loans and borrowings

Loans and borrowings are classified as other financial liabilities and are recognized initially at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate method.

(iii)     Derivative financial instruments

The Group may utilize derivative financial instruments to reduce cash flow risk relating to metal sales and foreign currency risk on Canadian or Australian dollar operating costs.

The Group recognizes derivative financial instruments, being concentrate receivables and copper forward sales contracts, initially at fair value. Concentrate receivables are subject to price and volume adjustments in a period subsequent to the date of sale. Attributable transaction costs are recognized in profit or loss as incurred. Subsequently, derivative financial instruments are recognized at fair value with changes in fair value recognized in profit or loss for the period.

The Group has not currently designated any derivative instruments as cash flow hedges for accounting purposes. Changes in fair value of concentrate receivables and copper forward sales contracts are included in revenues in the statement of comprehensive income and adjusted for as operating items in the statement of cash flows.

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Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss.

(iv)     Convertible notes

Convertible notes, under the terms of which the Group has the right to settle all or part of the instrument in cash on the conversion date, are classified as a financial liability with an embedded derivative. The embedded derivative represents the conversion feature and is recognized initially at fair value. The liability component is recognized initially as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the liability component is recognized at amortized cost using the effective interest rate method.

Interest, gains and losses related to the financial liability or embedded derivative are recognized in profit or loss.

(v)     Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(vi)     Derecognition

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or when the Group has transferred substantially all risks and rewards of ownership.

Financial liabilities are derecognized when their contractual obligations are discharged, cancelled or expire.

(vii)     Impairment of financial assets

At each reporting date, a financial asset or group of financial assets not carried at fair value through profit or loss is assessed to determine whether there is objective evidence that it is impaired. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows. In addition, for an investment in a debt or equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in profit or loss. When an accounts receivable is uncollectible, it is written off against the allowance account for accounts receivables. Subsequent recoveries of amounts previously written off are recognized in profit or loss.

Impairment losses on available-for-sale debt or equity securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss.

Northgate Interim Report | Q1 20 11 | 31

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

In a subsequent period, if the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. Any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

(viii)     Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position only if there is an enforceable legal right to offset the recognized amounts and the intention is to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

N.     Provisions

Provisions are recognized when (a) the Group has a present legal or constructive obligation as a result of a past event, and (b) it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the liability. If the effect of the time value of money is material and discounting is used, the unwinding of the discount is recognized as finance cost.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is recognized in profit or loss net of any reimbursement.

Decommissioning and site rehabilitation provisions

Minimum standards for decommissioning and site rehabilitation have been established by various governmental agencies that affect certain operations of the Group. An obligation to incur decommissioning and site rehabilitation costs occurs when an environmental disturbance is caused by exploration, evaluation, development or ongoing production. Costs are estimated on the basis of a formal closure plan and are subject to regular review.

The present value of estimated decommissioning and site rehabilitation costs is provided in the period in which the obligation is incurred. The present value of the estimated cost is capitalized by increasing the carrying amount of the related mining assets and the amount is amortized in accordance with the Group’s policy for the related asset. The discounted liability is increased or decreased over time for changes in the estimated cash flows required to settle the liability and changes to the discount rate. Increases in the liability resulting from the unwinding of the discount are recognized in profit or loss as finance cost while changes to the liability due to changes in estimated future cash flows and changes to the discount rate are included in the carrying value of the related asset.

For sites in the closure phase, changes to estimated costs are recognized immediately in profit or loss.

Due to uncertainties concerning environmental remediation, the ultimate cost of future decommissioning and site rehabilitation costs could differ from the amounts recognized by the Group. The estimate of the total provision is subject to change based on amendments to laws and regulations, changes in technology, price movements and changes in interest rates, and as new information concerning the Group’s decommissioning and rehabilitation costs becomes available.

Northgate Interim Report | Q1 20 11 | 32

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Employee provisions

A provision has been recognized for benefits accruing to employees in relation to annual leave and long service leave. Costs including payroll tax, workers’ compensation premiums and superannuation are included in the determination of this provision.

Provision for annual leave and the current portion of long service leave are measured at their nominal amounts based on remuneration rates, which are expected to be paid when the liability is settled. The non-current portion of the long service leave provision is measured at the present value of estimated future cash flows. The present value of future cash flows reflect estimated increases in entitlement costs and discount rates based on the risk free rate for the jurisdiction to which the liability relates.

Termination benefits, including severance and retention packages, are recognized when the Group has communicated the termination plan and benefits to its employees. Severance and retention liabilities are recognized in profit or loss ratably over the remaining service period.

O.     Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is recorded excluding value-added tax.

Revenue arising from the sale of metals is recognized when the price and volume can be reliably measured, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is probable.

For the sale of gold-copper concentrate, the recognition criteria are typically met at the earlier of delivery of concentrate at certain destinations as specified in the contracts or receipt of provisional payment from the buyer. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices, including provisions where final metal prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

The Group recognizes revenue from the sale of its gold doré upon delivery, which is when the doré is picked up by the customer’s agent at the mine site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights and assays. Subsequent variations to weights and assays are recognized in revenue upon final settlement.

P.     Share-Based Payments

The Group measures share-based compensation related to stock options granted to employees (including directors) at fair value at grant date and recognizes the compensation expense over the period in which the employee becomes unconditionally entitled to the awards with a corresponding increase to equity. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Any consideration paid by employees and directors on the exercise of stock options is credited to share capital, together with the related share-based compensation originally recorded in equity.

Compensation costs associated with the Group’s Employee Share Purchase Plan (“ESPP”) are recognized based on the fair value of the shares that the Group is required to contribute on the date they are issued.

Northgate Interim Report | Q1 20 11 | 33

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Q.     Finance Costs

Finance costs include interest on short-term and long-term borrowings, unwinding of discounts relating to borrowings, as well as the impact of the unwinding of the discount on long-term provisions for decommissioning and site rehabilitation costs.

Finance costs are calculated using the effective interest rate method and are generally expensed as incurred. Finance costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

R.     Income Taxes

Income tax expense comprises current tax and deferred tax and are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)     Current income tax

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Income taxes receivable and payable are only offset if a legally enforceable right exists to set off the amounts, and the Group intends to settle on a net basis, or realize the asset and settle the liability simultaneously.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

(ii)     Deferred income tax

Deferred income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Deferred tax is not recognized for temporary differences which arise in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred income tax assets and liabilities are measured using the tax rates expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset income taxes receivable and payable, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences if it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Northgate Interim Report | Q1 20 11 | 34

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

S.     Earnings per Share

Basic earnings per share is computed by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common share holders and the weighted average common shares outstanding for the effects of all dilutive potential common shares, which comprise convertible notes and options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period. Stock options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the stock options. The dilutive effect of common shares issuable on conversion of convertible notes assumes that the instruments are converted at the beginning of the period and the profit or loss and weighted average common shares outstanding are adjusted by the related finance costs and change in the fair value of the option component that would not be incurred on conversion and the shares to be issued on conversion, respectively.

T.     Segment Reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s Chief Executive Officer (who is considered the chief operating decision maker) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. For the Group, operating segments consist of individual mining operations.

Note 3	Inventories and Cost of Sales

	March 31	December 31	January 1
	2011	2010	2010
Concentrate and unshipped gold doré	$1,804	$14,925	$16,059
Gold in circuit	4,434	5,385	3,868
Stockpiled ore	3,795	5,601	3,310
Supplies	18,536	20,357	21,362
	$28,569	$46,268	$44,599

At March 31, 2011, the carrying value of gold in circuit and stockpiled ore at Stawell was recorded at its net realizable value of $6,693,000, resulting in a write-down of $351,000.

The cost of sales balance on the statement of operations is comprised of the following items:

	Q1 2011	Q1 2010
Change in inventory	$12,809	$4,886
Mining and milling costs	48,807	59,448
Marketing and other costs	16,887	20,210
Depreciation	31,592	31,558
	$110,095	$116,102

Northgate Interim Report | Q1 20 11 | 35

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 4	Assets Held For Sale

At March 31, 2011, assets held for sale consist of certain equipment at Kemess South, which were previously included in mineral property, plant and equipment. Northgate is in the process of finalizing a sales agreement with a potential buyer and expects to complete the sale later in 2011. No gain or loss was required to be recognized as a result of the reclassification of the assets as held for sale.

Note 5	Investments

In February 2011, Northgate sold 100% of the auction rate securities (“ARS”) that it had held as investments since 2007 for net proceeds of $40,954,000 and used the proceeds to repay the outstanding balance of the short-term loan (note 6).

Net gain of $17,000 was recorded in net profit for the sale, being net of $4,934,000 previously unrealized losses transferred from other comprehensive income to net profit.

Note 6	Short - Term Loan

In February 2011, Northgate used the proceeds from the sale of its entire portfolio of ARS investments (note 5) to repay the outstanding balance of the short-term loan originally made by Lehman Brothers in 2007 in association with the investment account in which Northgate’s investments had been held.

Note 7	Provisions

	March 31	December 31	January 1
	2011	2010	2010
Current
Provision for severance costs	$5,468	$6,193	$181
Provision for annual and long-service leave	9,692	9,658	7,234
Decommissioning and site rehabilitation provision	11,720	22,508	24,302
	$26,880	$38,359	$31,717
Non-current
Provision for severance costs	$—	$—	$3,888
Provision for long-service leave	2,543	2,424	1,488
Decommissioning and site rehabilitation provision	28,683	28,035	24,587
	$31,226	$30,459	$29,963

Note 8	Share - Based Payments

During the three months ended March 31, 2011, the Group granted a total of 1,986,000 (2010 – 2,110,000) options to employees, with a term of seven years and exercisable at Cdn$2.89 per share. Of the options granted, 397,200 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended March 31, 2011 was $3,260,000 (2010 – $4,104,000). During the three months ended March 31, 2011, $1,063,000 (2010 – $1,330,000) of stock–based compensation was expensed related to outstanding stock options. The amount recognized as an expense is net of $105,000 of stock-based compensation capitalized to mineral property, plant and equipment related to the development of Young-Davidson.

During the three months ended March 31, 2011, a total of 107,000 options were cancelled and 1,000 were exercised.

Northgate Interim Report | Q1 20 11 | 36

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

At March 31, 2011, there were 9,220,200 options outstanding, of which 5,538,650 were exercisable.

The fair value of the share options granted was estimated using the Black–Scholes pricing model with the following weighted-average assumptions:

	For Options Granted	For Options Granted
	in Q1 2011	in Q1 2010
Risk-free interest rate	2.36%	2.64%
Annual dividends	—	—
Expected stock price volatility	69.40%	70.63%
Expected option life	4.5 years	4.5 years
Per share fair value of options granted (Cdn$)	$1.62	$2.02

Note 9	Financial Instruments

The Group has entered into forward sales contracts with Mitsui Bussan Commodities Ltd. (“Mitsui”), to fix the price of copper for certain future production. A total volume of 2,500 metric tonnes of copper have been sold forward using London Metal Exchange (“LME”) contracts as at March 31, 2011. These contracts mature from April 2011 through June 2011 at a forward price of Cdn$3.85 per pound. The Group also entered into separate forward purchase contracts with Mitsui to repurchase in US dollars its forward sales position at the monthly average LME prices in the month of settlement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in profit or loss. The fair value of these contracts at March 31, 2011 was a liability of $1,811,000, which is included in accounts payable and accrued liabilities. At December 31, 2010, the fair value of contracts outstanding was a liability of $16,435,000, which was included in accounts payable and accrued liabilities.

The change in fair value of the forward contracts recognized in revenues was a gain of $967,000 for the three months ended March 31, 2011 (2010 – loss of $2,894,000).

Note 10	Finance Costs

	Q1 2011	Q1 2010
Interest on borrowings	$373	$479
Unwinding of discount on provisions	380	265
	$753	$744

For the three months ending March 31, 2011, $2,623,000 of borrowing costs, net of interest income earned on unused funds, has been capitalized to mineral property, plant and equipment in relation to the Young-Davidson development (2010 – nil).

Note 11	Other Expenses

For the three months ending March 31, 2011, other expenses include $2,329,000 of mine closure related costs at Kemess South and a $975,000 gain from an insurance settlement related to the auction rate securities.

Northgate Interim Report | Q1 20 11 | 37

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 12	Earnings Per Share

	Q1 2011	Q1 2010
Net profit for the period	$19,755	$3,887
Effect of dilutive securities:
Fair value adjustment on option component of convertible notes	(10,627)	—
Diluted net profit for the period	$9,128	$3,887
Basic weighted average shares outstanding	291,877,902	290,718,756
Effect of dilutive securities:
Stock options	1,093,130	1,286,504
Convertible senior notes	41,646,260	—
Diluted weighted average shares outstanding	334,617,292	292,005,260
Basic earnings per share	$0.07	$0.01
Diluted earnings per share	$0.03	$0.01

Note 13	Segmented Information

The Group’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in Canada and Australia as well as revenues and costs that are not attributable to the individual mines for performance assessment. Thus, hedging activity and exploration costs not attributable to the individual mines are included in the Corporate segment as the decisions concerning these expenditures are approved at the corporate level.

The operating segment results for the three months ending March 31, 2011 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$26,910	$23,114	$72,036	$—	$967	$123,027
Depreciation and depletion[1]	6,157	10,092	15,319	3	21	31,592
Exploration	592	3,237	65	826	181	4,901
Profit (loss), before income taxes	2,733	(7,262)	9,832	(887)	15,695	20,111
Capital expenditures [2]	9,542	10,990	—	45,791	3	66,326
Mineral property, plant and equipment	65,649	100,283	20,670	165,016	879	352,497
Total assets	92,199	114,731	89,103	181,633	337,749	815,415
Total liabilities	24,499	27,324	45,877	33,179	195,070	325,949

1	Depreciation and depletion is included in cost of sales in the statement of comprehensive income.
2	Capital expenditures include property, plant and equipment purchased outright and financed.

Northgate Interim Report | Q1 20 11 | 38

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

The operating segment results for the three months ending March 31, 2010 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$28,880	$24,054	$75,238	$—	$(2,894)	$125,278
Depreciation and depletion [1]	8,155	9,119	14,230	—	54	31,558
Exploration	2,349	1,170	—	526	82	4,127
Profit (loss) before income taxes	731	(3,185)	9,255	(593)	(1,053)	5,155
Capital expenditures [2]	11,112	9,040	2,026	8,250	255	30,683
Mineral property, plant and equipment	117,053	103,173	66,316	32,033	998	319,573
Total assets	137,617	115,678	144,162	41,621	274,632	713,710
Total liabilities	26,705	26,662	54,260	7,464	56,847	171,938

1	Depreciation and depletion is included in cost of sales in the statement of comprehensive income.
2	Capital expenditures include property, plant and equipment purchased outright and financed.

Revenues, net of the effect of hedging, and mineral property, plant and equipment per geographical region are as follows:

			Mineral property, plant and
	Revenues		equipment
	Q1 2011	Q1 2010	Q1 2011	Dec. 31, 2010
Canada	$73,003	$72,344	$185,922	$165,047
Australia	50,024	52,934	166,575	158,856
	$123,027	$125,278	$352,497	$323,903

Note 14	Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	Q1 2011	Q1 2010
Trade and other receivables	$19,738	$3,495
Prepaid expenses	(604)	(979)
Inventories	12,453	3,138
Accounts payable and accrued liabilities	(3,121)	(4,834)
Settlement of forward contracts	(13,659)	—
Decommissioning and site rehabilitation costs paid	(11,289)	(2,900)
Severance costs paid	(1,852)	—
	$1,666	$(2,080)

Supplementary information:

	Q1 2011	Q1 2010
Non-cash transactions:
Purchase of mineral property, plant and equipment through financing arrangements	3,207	1,542
Mine construction financed by working capital	(2,474)	4,984
Insurance premiums financed by a loan facility	949	—
Investment tax credit recorded as a reduction to mineral property, plant and equipment	2,796	753
Unwinding of discount on convertible senior notes capitalized to mineral property, plant and equipment	1,359	—

Northgate Interim Report | Q1 20 11 | 39

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 15	Subsequent Event

On May 5, 2011, the Group entered into a Cdn$40,000,000 senior secured revolving credit facility (the “Revolver”) with BNP Paribas. Security provided by Northgate in support of its obligations under the Revolver include a charge over certain Kemess South assets and a pledge of Northgate’s shares in certain of its Australian subsidiaries. The Revolver, maturing on June 30, 2014, provides additional financial resources, if necessary, for the Corporation in its construction of the Young-Davidson Mine. Under the terms of the Revolver, standby fees are charged at 1.75% on any undrawn funds and amounts drawn will bear interest at Canadian LIBOR plus 5% or the lender’s cost of funds plus 5%.

Note 16	Transition to IFRS

For all periods up to and including the year ended December 31, 2010, the Group prepared its financial statements in accordance with Canadian GAAP. These condensed consolidated interim financial statements for the three months ended March 31, 2011 are the first the Group has prepared using IFRS.

The accounting policies set out in note 2 have been applied in preparing the condensed consolidated interim financial statements for the three months ended March 31, 2011, the comparative information presented for the three months ended March 31, 2010 and in the preparation of the IFRS statement of financial position at January 1, 2010 and December 31, 2010.

In preparing its opening IFRS statement of financial position, the Group has adjusted amounts previously reported in its consolidated financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and notes.

IFRS 1, First-time Adoption of International Financial Reporting Standards, set forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Group has applied the following exemptions to its opening IFRS statement of financial position dated January 1, 2010:

  IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3, Business Combinations, retrospectively to business combinations that occurred before the date of transition to IFRS. The Group has elected not to restate business combinations that occurred before January 1, 2010 .
  IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21, The Effects of Changes in Foreign Exchange Rates, for cumulative translation differences that existed at the date of transition to IFRS. The Group has chosen to apply this election and has eliminated the cumulative translation difference and adjusted retained earnings by the same amount at the date of transition.
  IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payments, to equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Group has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010.
  IFRS 1 permits a first-time adopter to apply a simplified method of calculating the net book value of the decommissioning and site rehabilitation assets. The Group has elected to apply this exemption from full retrospective application. As such, the Group has re-measured the provision for decommissioning and site rehabilitation obligations as at January 1, 2010 under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical discount rates and recalculated the accumulated depreciation under IFRS up to the transition date.
  IFRS 1 permits a first-time adopter to reset the cost of individual items of property, plant and equipment based on fair value in accordance with the provisions of IFRS 1. The Group has applied the IFRS 1 election and reset certain plant and equipment at fair value as at January 1, 2010.

Northgate Interim Report | Q1 20 11 | 40

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Reconciliation of equity as reported under Canadian GAAP to IFRS

The January 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		January 1, 2010
			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Assets
Current Assets
Cash and cash equivalents		$253,544	$—	$253,544
Trade and other receivables, including derivatives		27,961	—	27,961
Inventories		44,599	—	44,599
Prepaids		2,566	—	2,566
Deferred tax assets	g	5,541	(5,541)	—
Total Current Assets		334,211	(5,541)	328,670
Non-current Assets
Other assets		27,544	—	27,544
Deferred tax assets	g	14,507	5,606	20,113
Mineral property, plant and equipment	a,b,c	327,416	(11,330)	316,086
Investments		38,001	—	38,001
Total Non-current Assets		407,468	(5,724)	401,744
Total Assets		$741,679	$(11,265)	$730,414
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities, including derivatives	h	$59,132	$(7,415)	$51,717
Income taxes payable		29,395	—	29,395
Short term loan		41,515	—	41,515
Equipment financing obligations		5,995	—	5,995
Provisions	b,h	23,501	8,216	31,717
Deferred tax liabilities	g	867	(867)	—
Total Current Liabilities		160,405	(66)	160,339
Non-current Liabilities
Equipment financing obligations		4,656	—	4,656
Other long-term liabilities	h	8,995	(5,376)	3,619
Provisions	b,h	23,989	5,974	29,963
Total Non-current Liabilities		37,640	598	38,238
Total Liabilities		198,045	532	198,577
Shareholders' Equity
Common shares		402,879	—	402,879
Contributed surplus	d	6,202	888	7,090
Accumulated other comprehensive loss	e	(3,705)	(403)	(4,108)
Retained earnings		138,258	(12,282)	125,976
Total Sharehoders' Equity		543,634	(11,797)	531,837
Total Liabilities and Shareholders' Equity		$741,679	$(11,265)	$730,414

Northgate Interim Report | Q1 20 11 | 41

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

The Canadian GAAP statement of financial position at March 31, 2010 has been reconciled to IFRS as follows:

		March 31, 2010
			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Assets
Current Assets
Cash and cash equivalents		$230,306	$—	$230,306
Trade and other receivables, including derivatives		24,837	—	24,837
Inventories		39,632	1,101	40,733
Prepaid expenses		3,533	—	3,533
Deferred tax assets	g	5,661	(5,661)	—
Total Current Assets		303,969	(4,560)	299,409
Non-current Assets
Other assets		38,022	—	38,022
Deferred tax assets	g	11,935	7,636	19,571
Mineral property, plant and equipment	a,b,c	337,097	(17,524)	319,573
Investments		37,135	—	37,135
Total Non-current Assets		424,189	(9,888)	414,301
Total Assets		$728,158	$(14,448)	$713,710
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities, including derivatives	h	$68,734	$(11,905)	$56,829
Income taxes payable		1,291	—	1,291
Short term loan		41,137	—	41,137
Equipment financing obligations		6,673	—	6,673
Provisions	b,h	23,846	12,323	36,169
Deferred tax liabilities	g	893	(893)	—
Total Current Liabilities		142,574	(475)	142,099
Non-current Liabilities
Equipment financing obligations		4,239	—	4,239
Other long-term liabilities	h	3,329	(2,050)	1,279
Provisions	b,h	22,503	1,818	24,321
Total Non-current Liabilities		30,071	(232)	29,839
Total Liabilities		172,645	(707)	171,938
Shareholders' Equity
Common shares		403,217	—	403,217
Contributed surplus	d	7,526	835	8,361
Accumulated other comprehensive income	e	1,575	(1,244)	331
Retained earnings		143,195	(13,332)	129,863
Total Sharehoders' Equity		555,513	(13,741)	541,772
Total Liabilities and Shareholders' Equity		$728,158	$(14,448)	$713,710

Northgate Interim Report | Q1 20 11 | 42

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

The Canadian GAAP statement of financial position at December 31, 2010 has been reconciled to IFRS as follows:

		December 31, 2010
			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Assets
Current Assets
Cash and cash equivalents		$334,840	$—	$334,840
Trade and other receivables, including derivatives		62,051	—	62,051
Income taxes receivable		2,236	—	2,236
Inventories	c	44,569	1,699	46,268
Prepaid expenses		2,367	—	2,367
Deferred tax assets	g	5,619	(5,619)	—
Total Current Assets		451,682	(3,920)	447,762
Non-current Assets
Other assets		40,819	—	40,819
Deferred tax assets	g	9,381	3,633	13,014
Mineral property, plant and equipment	a,b,c	367,083	(43,180)	323,903
Investments		36,519	—	36,519
Total Non-current Assets		453,802	(39,547)	414,255
Total Assets		$905,484	$(43,467)	$862,017
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities, including derivatives	h	$109,385	$(15,851)	$93,534
Short term loan		40,161	—	40,161
Capital lease obligations		7,945	—	7,945
Provisions	b,h	22,460	15,899	38,359
Total Current Liabilities		179,951	48	179,999
Non-current Liabilities
Capital lease obligations		10,763	—	10,763
Convertible senior notes	f	131,235	—	131,235
Option component of convertible senior notes	f	—	47,414	47,414
Other long-term liabilities	h	2,803	(2,424)	379
Provisions	b,h	25,453	5,006	30,459
Deferred tax liabilities	g	11,343	(11,343)	—
Total Non-current Liabilities		181,597	38,653	220,250
Total Liabilities		361,548	38,701	400,249
Shareholders' Equity
Common shares	d	407,036	(7)	407,029
Equity component of convertible senior notes	f	33,832	(33,832)	—
Contributed surplus	d	7,798	1,117	8,915
Accumulated other comprehensive income	e	28,716	(5,702)	23,014
Retained earnings		66,554	(43,744)	22,810
Total Sharehoders' Equity		543,936	(82,168)	461,768
Total Liabilities and Shareholders' Equity		$905,484	$(43,467)	$862,017

Northgate Interim Report | Q1 20 11 | 43

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Reconciliation of comprehensive income as reported under Canadian GAAP to IFRS

The Canadian GAAP income statement and statement of comprehensive income for the three months ended March 31, 2010 has been reconciled to IFRS as follows:

		Three months ended March 31, 2010
			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Revenue		$125,278	$—	$125,278
Operating expenses
Cost of sales	a,b,c	111,856	4,246	116,102
Administrative and general	d	3,839	(53)	3,786
Exploration		4,127	—	4,127
Other expenses		249	—	249
		120,071	4,193	124,264
Profit from operating activities		5,207	(4,193)	1,014
Financing income (expenses)
Interest income	h	454	478	932
Finance costs	b,h	—	(744)	(744)
Accretion of site closure and reclamation costs	h	(414)	414	—
Currency translation gain	b	3,399	894	4,293
Write-down of investments		(340)	—	(340)
		3,099	1,042	4,141
Profit before income taxes		8,306	(3,151)	5,155
Income tax expense	g	(3,369)	2,101	(1,268)
Net profit		$4,937	$(1,050)	$3,887
Other comprehensive income
Unrealized loss on available for sale securities		(866)	—	(866)
Unrealized gain on translation of foreign operations	e	5,806	(841)	4,965
Reclassification of other than temporary loss on available for sale securities to profit or loss		340	—	340
		5,280	(841)	4,439
Comprehensive income		$10,217	$(1,891)	$8,326
Earnings per share
Basic		$0.02		$0.01
Diluted		$0.02		$0.01
Weighted average shares outstanding
Basic		290,718,756		290,718,756
Diluted		292,005,260		292,005,260

Northgate Interim Report | Q1 20 11 | 44

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

The Canadian GAAP income statement and statement of comprehensive income for the twelve months ended December 31, 2010 have been reconciled to IFRS as follows:

		Year ended December 31, 2010
			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Revenue		$485,047	$—	$485,047
Operating expenses
Cost of sales	a,b,c	436,589	15,537	452,126
Administrative and general	d	12,524	222	12,746
Exploration		22,129	—	22,129
Other income		(1,895)	—	(1,895)
Write-down of mineral properties	a	80,411	11,701	92,112
		549,758	27,460	577,218
Loss from operating activities		(64,711)	(27,460)	(92,171)
Financing income (expenses)
Interest income	h	2,176	1,827	4,003
Finance costs	b,f,h	—	(4,250)	(4,250)
Accretion of site closure and reclamation costs	h	(1,677)	1,677	—
Currency translation gain	b	8,614	894	9,508
Fair value adjustment on option component of convertible notes	f	—	(12,588)	(12,588)
Write-down of investments		(374)	—	(374)
		8,739	(12,440)	(3,701)
Loss before income taxes		(55,972)	(39,900)	(95,872)
Income tax expense	g	(15,732)	8,438	(7,294)
Net loss		$(71,704)	$(31,462)	$(103,166)
Other comprehensive income
Unrealized loss on available for sale securities		(1,465)	—	(1,465)
Unrealized gain on translation of foreign operations	e	33,280	(5,299)	27,981
Reclassification of other than temporary loss on available for sale securities to profit or loss		374	—	374
Reclassification of realized loss on available for sale investments to profit or loss		232	—	232
		32,421	(5,299)	27,122
Comprehensive loss		$(39,283)	$(36,761)	$(76,044)
Loss per share
Basic		$(0.25)		$(0.35)
Diluted		$(0.25)		$(0.35)
Weighted average shares outstanding
Basic		290,922,452		290,922,452
Diluted		290,922,452		290,922,452

Northgate Interim Report | Q1 20 11 | 45

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Adjustments to the cash flow statement

The adoption of IFRS has had no impact on the net cash flows of the Group. The changes made to the statements of financial position and statements of comprehensive income have resulted in various adjustments within cash flow from operations on the statements of cash flows. However, as there have been no changes to the net cash flows of the Group, no reconciliations have been presented.

Notes to the IFRS reconciliations above

(a)	Impairment of long-lived assets

Under Canadian GAAP, the Group applied a two part impairment test to the net carrying amount of mine assets, whereby the first step compared the net carrying value of the asset group to the aggregate of estimated undiscounted future net cash flows expected from their use and eventual disposition. If the net carrying value of the asset group exceeded the amount ultimately recoverable, the asset was written down to its fair value. IAS 36, Impairment of Assets, uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell (“recoverable amount”). Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. In the absence of an active market, fair value less costs to sell may also be determined using discounted cash flows.

Northgate tested the recoverability of its long-lived assets for potential impairment at January 1, 2010 and December 31, 2010 in accordance with IFRS. The carrying value of the Group’s cash generating units (“CGU”), the lowest level of assets and liabilities for which there are independent identifiable cash flows, was compared to the fair value less costs to sell of the related CGU. The Group calculated fair value less costs to sell by discounting the estimated cash flows expected from the use and eventual disposition of the assets and applying a multiple to the discounted cash flows.

At January 1 and December 31, 2010, the Group identified impairment indicators at both its Stawell and Fosterville mines. In addition, as the Kemess South mine was nearing its mine life, an impairment analysis was performed at December 31, 2010.

Under Canadian GAAP, impairment charges were recognized for the Fosterville mine to write it down to its recoverable amount at December 31, 2009 and 2010. Accordingly, no IFRS adjustments were required.

As of January 1, 2010, the Group determined that the carrying value of the Stawell assets were impaired under the IFRS model, and recorded an impairment loss in the amount of $39,946,000. For the year ended December 31, 2010, additional impairments in the amount of $5,301,000 and $6,400,000 were recorded for Stawell and Kemess South, respectively, in accordance with IFRS. No impairment adjustments were required for the Group’s other CGUs. The discounted cash flows used for the impairment analyses were based on detailed mine plans, incorporating management’s assumptions and estimates of revenues and related costs.

Significant assumptions in the impairment testing for Stawell as of January 1, 2010 included a gold price of A$1,200/oz for 2010 to 2011, A$1,150/oz for 2012 to 2013 and A$1,100/oz thereafter. Significant assumptions in the impairment testing for Stawell as of December 31, 2010 included a gold price of A$1,350/oz for 2011, A$1,300/oz for 2012 to 2013, A$1,250 for 2014 to 2015 and A$1,200/oz thereafter. The discount rate and multiple used in the determination of fair value was 6.5% and 1.0x.

The Stawell impairment reflected management’s better understanding of the production profile and operating costs of the mine based on operating experience, particularly as the mine continued to convert resources at depth. The updated life of mine plans indicated higher tonnes, which entails higher costs as a result of newer reserves and resources being identified in lower areas of the mine. Contributors to higher costs included ventilation and cooling chiller requirements, power costs, increased trucking fleet requirements due to haul distances and the related increases in consumables.

Northgate Interim Report | Q1 20 11 | 46

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Significant assumptions in the impairment testing for Kemess South as of December 31, 2010 included copper prices of $3.50/lb to $4.25/lb and gold prices of $1,300/oz to $1,350/oz for 2011.

The impairment at Kemess South was due a significant revision in the decommissioning and site rehabilitation costs as of December 31, 2010 and a corresponding increase in the carrying value of the related asset.

As a result of the impairment write-down recorded as of January 1, 2010 in accordance with IFRS, depreciation expense for the three months ended March 31, 2010 and the year ended December 31, 2010 under IFRS is lower by $929,000 and $3,619,000, respectively, compared to depreciation expense previously recorded under Canadian GAAP.

(b)	Decommissioning and site rehabilitation provision and related asset

In estimating the decommissioning and site rehabilitation provision, IFRS requires the use of a discount rate specific to the liability at each reporting date whereas Canadian GAAP requires the use of the entity’s credit- adjusted risk free rate, which is revised only when there is an upward revision in expected cash outflows. Northgate applied the simplified model permitted by IFRS 1 to calculate the opening net book value of the related asset, resulting in an increase of $801,000 to the current provision, an increase of $598,000 to the long- term provision, and a decrease of $2,152,000 to the related asset as of January 1, 2010.

As a result of this opening adjustment, unwinding of the discount recorded in finance costs and depreciation expense recorded under IFRS are lower compared to those previously recorded under Canadian GAAP during 2010.

Furthermore, under IFRS, Northgate’s decommissioning and site rehabilitation provision is determined to be a non-monetary liability whereas it was considered to be a monetary liability under Canadian GAAP. Therefore, for its Canadian operations, foreign exchange gains and losses on the translation of the provision into the functional currency previously recorded under Canadian GAAP have been removed for IFRS purposes.

Due to above-mentioned differences between IFRS and Canadian GAAP, as of December 31, 2010, the current provision is $48,000 higher, long-term provision is $2,582,000 higher, and the related asset is $3,958,000 higher compared to the balances previously reported under Canadian GAAP.

(c)	Fair value as deemed cost election

IFRS 1 permits a first-time adopter to reset the cost of its property, plant and equipment based on fair value in accordance with the provisions of IFRS 1. The Group has applied the IFRS 1 election and reset certain plant and equipment as at January 1, 2010 at fair value, which was determined by an independent appraiser. As a result of applying this election, plant and equipment having a net book value of $25,692,000 has been restated at their fair value of $56,460,000 as at January 1, 2010, which is deemed to be the historical cost on a prospective basis. Accordingly, depreciation expense under IFRS is higher than previously recorded under Canadian GAAP by $5,597,000 for the three months ended March 31, 2010 and $20,866,000 for the year ended December 31, 2010. In addition, a higher depreciation expense has been included in inventory as of March 31, 2010 and December 31, 2010.

(d)	Share-based payments

Under Canadian GAAP, the Group calculated the fair value of share-based payments with graded vesting as one grant and the resulting fair value was recognized on a straight-line basis over the vesting period. Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. This results in accelerated recognition of stock option expenses under IFRS.

Northgate Interim Report | Q1 20 11 | 47

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

(e)	Other comprehensive income

Other comprehensive income includes the change in the cumulative translation adjustment (“CTA”). The Group has elected under IFRS 1 to reset the CTA to nil as at January 1, 2010. Furthermore, due to other IFRS adjustments, the assets and liabilities that are used to calculate the CTA are different under IFRS as under Canadian GAAP. As a result, CTA and other comprehensive income are different under IFRS than under Canadian GAAP for the year ended December 31, 2010.

(f)	Convertible senior notes

Northgate issued $170,000,000 convertible senior notes in October 2010 with the option to elect to pay cash or a combination of cash and common shares upon conversion. Under Canadian GAAP, the convertible notes were considered to be a compound financial instrument with a debt and equity component. The debt component was calculated as the net present value of the Group’s contractual obligation to make principal and interest payments, discounted at the market interest rate on similar borrowings without the conversion feature. The equity portion was calculated as the residual between the proceeds and the fair value of the debt component. Transaction costs were prorated between the debt and equity components. Subsequent to initial recognition, the debt component is accreted at the effective interest rate and the equity component is not re-measured.

For IFRS purposes, the convertible notes are considered to be a liability with an embedded derivative because Northgate may choose to settle in cash or shares (or a combination thereof) upon conversion of the debt by the holder. The conversion feature is considered to be an embedded derivative, which must be separately accounted for at fair value on initial recognition and at each subsequent reporting date. The debt component on initial recognition is calculated as the residual between the amount of proceeds of the convertible notes and the fair value of the conversion feature. Transaction costs are allocated pro-rata between the debt and embedded derivative liability. Transaction costs related to the debt component are recorded against the liability, and the transaction costs related to the embedded derivative are immediately expensed through profit or loss because this component is measured at fair value through profit or loss. Subsequent to initial recognition, the debt component is accreted at the effective interest rate while the option component is re-measured at fair value at each period end.

(g)	Income taxes

IFRS prohibits the recognition of a deferred tax asset or liability arising on initial recognition where the transaction is not a business combination and at the time of transaction, there is no impact on accounting profit or taxable profit. Accordingly, as at January 1, 2010 the Group reversed the deferred tax liability recognized under Canadian GAAP on the Young-Davidson mineral properties at the time of Northgate’s acquisition of the Young-Davidson assets.

The Group’s tax basis of the assets and liabilities and other tax deductions of its Canadian operations are denominated in Canadian dollars whereas the functional currency of these operations is the US dollar. IAS 12, Income Taxes, requires that these Canadian dollar tax basis to be translated into the functional currency at the foreign exchange rate in effect on the reporting date and that the changes in the tax basis as a result of such translation be tax -effected and recorded as a deferred tax or liability. Previously in accordance with Canadian GAAP, Northgate did not record the tax effect of foreign exchange fluctuations.

Additionally, deferred taxes have been adjusted for the changes to net book values arising as a result of the accounting adjustments from Canadian GAAP to IFRS. All deferred tax assets and liabilities are classified as long-term under IFRS.

Northgate Interim Report | Q1 20 11 | 48

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

The impact on deferred tax assets arising from the above changes is summarized as follows:

	December 31	March 31	January 1
	2010	2010	2010
Initial recognition exemption	$5,825	$5,385	$5,226
Deferred tax on foreign exchange	1,761	1,627	1,497
Deferred tax on other transitional adjustments	1,771	(4,144)	(5,791)
Reclassification of deferred taxes from current to non-current	5,619	5,661	5,541
Offset deferred tax liability with deferred tax asset	(11,343)	(893)	(867)
	$3,633	$7,636	$5,606

(h)	Presentation

The Group has made changes to the presentation of certain items on the statement of financial position, statement of comprehensive income and statement of cash flow to conform with IFRS requirements.

Selected Annual Disclosures

As these condensed consolidated interim financial statements are the Group’s first consolidated financial statements prepared using IFRS, certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS were not included in the Group’s most recent annual financial statements prepared in accordance with Canadian GAAP. Accordingly, these disclosures for the comparative annual period have been included as notes 17 to 19 below.

Note 17	Mineral Property, Plant and Equipment

	Property, plant	Assets under	Mineral properties	Mineral
	and equipment	construction	(producing)	(non-producing)	Total
Cost
As at January 1, 2010	$239,101	$2,765	$258,339	$109,228	$609,433
Additions	48,807	77,376	77,212	2,202	205,597
Transfers	1,237	—	(328)	(500)	409
Disposals	(9,143)	—	—	—	(9,143)
Effect of foreign exchange	24,608	—	39,211	7,564	71,383
As at December 31, 2010	$304,610	$80,141	$374,434	$118,494	$877,679

Accumulated depreciation, depletion, impairment and write-downs
As at January 1, 2010	$50,347	$—	$177,010	$65,990	$293,347
Depreciation	77,680	—	53,912	—	131,592
Transfers	191	—	—	—	191
Disposals	(7,764)	—	—	—	(7,764)
Write-downs	50,620	—	33,867	7,625	92,112
Effect of foreign exchange	10,888	—	28,396	5,014	44,298
As at December 31, 2010	$181,962	$—	$293,185	$78,629	$553,776
Net book value
As at January 1, 2010	$188,754	$2,765	$81,329	$43,238	$316,086
As at December 31, 2010	$122,648	$80,141	$81,249	$39,865	$323,903

Northgate Interim Report | Q1 20 11 | 49

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Non-producing mineral properties include acquisition costs capitalized for the Young-Davidson property and certain mining and exploration rights in Australia. Costs recorded in non-producing mineral properties are not currently being amortized.

Note 18	Provisions

Decommissioning and site rehabilitation provisions are based principally on legal and regulatory requirements established by various government agencies in Canada and Australia. Under current regulations, the Group is required to meet performance standards to minimize the environmental impact from its operations and to perform site restoration and other closure activities at its mining and development sites. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

A reconciliation of total provision for decommissioning and site rehabilitation obligation is as follows:

Balance as at January 1, 2010	$48,889
Effect of revision in estimate	19,778
Site closure and rehabilitation costs paid	(20,633)
Unwinding of discount	1,075
Effect of foreign exchange	1,434
Balance as at December 31, 2010	$50,543

Expenditures for Kemess South are expected to take place primarily from 2011 to 2014 with some expenditures, such as monitoring, to continue afterwards. The risk-free rate at which the estimated future cash flows have been discounted is 2.33% and the inflation rate used to determine future expected costs is 2.00% .

Expenditures for Young-Davidson are expected to take place after 2027. The risk-free rate at which the estimated future cash flows have been discounted is 3.54% and the inflation rate used to determine future expected costs is 2.00% .

Expenditures at Fosterville and Stawell are expected to be spent from 2011 to 2015. The inflation rate used to determine future expected costs in Australia is 3.00% . The risk-free rate at which the estimated future cash flows have been discounted is 5.37% at Fosterville and Stawell.

Note 19	Convertible Senior Notes

The Corporation completed a public offering of $170,000,000 convertible senior notes in October 2010. The fair values of the debt and option components were determined to be $135,175,000 and $34,825,000, respective, on initial recognition. Transaction costs of $6,581,000 were allocated pro-rata between the debt and option components. Transaction costs of $5,233,000 allocated to the debt component were recorded against the liability and $1,348,000 relating to the option component were expensed immediately as finance cost.

For the year ended December 31, 2010, interest of $2,728,000 in relation to the debt component of the convertible senior notes has been recorded at the effective interest rate of 8.71% and capitalized to mineral property, plant and equipment. The option component of convertible senior notes, which is accounted for as an embedded derivative, is re-measured at fair value at each reporting date. The fair value of the option component was determined to be $47,414,000 as at December 31, 2010, resulting in a mark to market loss of $12,588,000 for the year ended December 31, 2010.

The Group has engaged an independent valuator to assist with management’s assessment of fair value of the option component of convertible senior notes. The valuator first calculates the fair value of the convertible senior notes as a whole using a valuation model, which uses significant inputs including the Group’s stock price, stock price volatility and credit risk. This theoretical fair value is benchmarked for reasonableness against the market prices of the notes, which are thinly traded in secondary markets. The fair value of the convertible senior notes is then allocated between the debt and option components. Because the valuation is dependent on inputs derived from observable market data, the option component of the convertible senior notes are classified as Level 2 in the fair value hierarchy.

Northgate Interim Report | Q1 20 11 | 50

Shareholder Information

Stock Exchange Listings	Investor Relations Inquiries
Common shares of Northgate Minerals Corporation are	Inquiries regarding the company’s latest information,
listed on the Toronto and American Stock exchanges.	news releases, investor presentations, mining projects
and general financial information may be directed to:
TSX: NGX | NYSE Amex: NXG
Keren R. Yun
Transfer Agent & Registrar	t. 416-216-2781
Shareholder inquiries relating to address changes and	e. ngx@northgateminerals.com
share certificates should be directed to:
Interested parties are also encouraged to visit our
Computershare Investor Services	website at www.northgateminerals.com.

510 Burrard Street
Vancouver, BC V6C 3B9

t. 1-800-564-6253 (toll free in North America)
or 514-982-7555
e. service@computershare.com

Web contact form:
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Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

Northgate Minerals Corporation

Toronto Office
110 Yonge St., Suite 1601
Toronto, ON M5C 1T4
t. 416-363-1701
f. 416-363-6392

Vancouver Office
815 Hornby Street, Suite 406
Vancouver, BC V6Z 2E6
t. 604-681-4004
f. 604-681-4003

General Inquiries
ngx@northgateminerals.com
www.northgateminerals.com